

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Heath L. Golden
President and Chief Executive Officer
Hampshire Group, Limited
114 W. 41st Street
New York, NY 10036

> **Re:** **Hampshire Group, Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 22, 2010**
> **File No. 000-20201**

Dear Mr. Golden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

1.   We note that you failed to include the exhibits or schedules to Exhibit 10.5, Exhibit 10.15, Exhibit 10.33, Exhibit 10.35, Exhibit 10.38 and Exhibit 10.46 to your Form 10-K. We also note that you failed to include the exhibits or schedules to Exhibit 10.1 to your Form 10-Q for the quarterly period ended April 3, 2010. Please confirm that you will file a complete copy of each exhibit with your next Exchange Act periodic report.

Definitive Proxy Statement on Schedule 14A filed April 28, 2010

Executive Officer Compensation, page 19

2.   We note the reference to "long term compensation" in the summary compensation table. Please confirm that in future filings you will provide the tabular headings

as set forth in Item 402(n) of Regulation S-K. Please provide us with draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director